Exhibit 3.3

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

The Corporation organized and existing under the General corporation Law of the State of Delaware under the name PEN Inc. does hereby certify:

(1)	The Board of Directors acting by unanimous written action on March 2, 2020 adopted a resolution to amend the certificate of incorporation to restate Article 1 to read, in its entirety, as follows: “The name of the Corporation is Nano Magic Inc.”
(2)	Pursuant to Section 242 of the General Corporation law of the State of Delaware no action of the stockholders is necessary for this amendment and by the action of the Board of Directors the amendment has been duly adopted in accordance with said Section 242.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed March 2, 2020.